January 23, 2020

Richard M. Adams
Chief Executive Officer
United Bankshares, Inc.
500 Virginia Street, East
Charleston, WV 25301

       Re: United Bankshares, Inc.
           Registration Statement on Form S-4
           Filed January 16, 2020
           File No. 333-235944

Dear Mr. Adams:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance